FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/3/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter and first nine months of 2020 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: November 3, 2020

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2020 Results

Luxembourg, November 3, 2020 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2020.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in U.S. dollars ($) and metric tons.

Summary of Third Quarter of 2020 Results

	3Q2020	2Q2020		3Q2019

Steel Shipments (tons)	2,845,000	2,449,000	16%	3,057,000	-7%
Iron Ore Shipments (tons)	869,000	991,000	-12%	904,000	-4%
Net Sales ($ million)	2,138.6	1,745.8	23%	2,449.7	-13%
Operating Income ($ million)	201.0	65.6	207%	228.6	-12%
EBITDA[1] ($ million)	353.4	223.9	58%	388.0	-9%
EBITDA Margin (% of net sales)	17%	13%		16%
EBITDA per Ton[2] ($)	124.2	91.4		126.9
Financial Result, Net ($ million)	(13.7)	(14.6)		(34.9)
Income Tax Result ($ million)	(27.5)	12.3		(83.6)
Net Result ($ million)	173.0	43.6		111.9
Equity Holders' Net Result ($ million)	145.6	44.0		95.3
Earnings per ADS[3] ($)	0.74	0.22		0.49

•EBITDA of $353.4 million on steel shipments of 2.8 million tons, with EBITDA margin of 17% and EBITDA per ton of $124.2.
•Equity holders' net income of $145.6 million, equivalent to earnings per ADS of $0.74.
•Net cash provided by operating activities of $460.0 million, including a working capital decrease of $140.6 million.
•Capital expenditures of $71.1 million, a 36% sequential decrease reflecting the company's decision to slow or postpone several projects across its facilities.
•Free cash flow4 of $388.8 million.
•Net debt position5 of $562.4 million at the end of September 2020, down from $917.4 million at the end of June 2020, with net debt to last twelve months EBITDA ratio of 0.5 times.

Ternium's main markets rebounded in the third quarter of 2020 from their trough during the second quarter. Total steel shipments in the third quarter reached 2.8 million tons, up 16% on a sequential basis, with higher finished steel shipments in the company's key markets partially offset by lower slab shipments to third parties. Shipments in the third quarter were down 7% over the same period in 2019.
In Mexico, the company's main steel market, shipments recovered 23% sequentially to 1.4 million tons. The country's manufacturing industries continued ramping up their facilities during the third quarter, and activity in the construction sector slightly improved. Compared to the same period in 2019, shipments in Mexico were down 11% in the third quarter of 2020.

In the Southern Region, Ternium’s shipments reached 547,000 tons in the third quarter of 2020, increasing 59% on a sequential basis from a very weak second quarter. On an year-over-year basis, shipments increased 9%.

In the Other Markets region, Ternium's finished steel shipments in the third quarter of 2020 increased sequentially and on an year-over-year basis, with a return to pre-pandemic levels in Colombia and continued strong demand in the US market. During the third quarter of 2020 the company's slab facility in Brazil returned to full capacity from minimum utilization rates in April, significantly increasing its integration with other Ternium's mills.

The company’s EBITDA per ton in the third quarter of 2020 was $124, increasing $33 on a sequential basis, mainly reflecting an increase in revenue per ton mostly due to a higher value added product mix, partially offset by a slight increase in operating cost per ton. On an year-over-year basis, EBITDA per ton levels were similar.

Summary of First Nine Months of 2020 Results

	9M2020	9M2019

Steel Shipments (tons)	8,292,000	9,594,000	-14%
Iron Ore Shipments (tons)	2,854,000	2,659,000	7%
Net Sales ($ million)	6,155.8	7,942.8	-22%
Operating Income ($ million)	402.3	772.3	-48%
EBITDA[6] ($ million)	879.3	1,262.6	-30%
EBITDA Margin (% of net sales)	14%	16%
EBITDA per Ton ($)	106.0	131.6
Financial Result, Net ($ million)	77.8	(68.9)
Income Tax Result ($ million)	(282.5)	(200.4)
Net Result ($ million)	197.2	540.1
Equity Holders' Net Result ($ million)	178.1	493.8
Earnings per ADS ($)	0.91	2.52

•EBITDA of $879.3 million on steel shipments of 8.3 million tons, with EBITDA margin of 14% and EBITDA per ton of $106.0.
•Equity holders' net income of $178.1 million, equivalent to earnings per ADS of $0.91, negatively affected by a non-cash deferred tax loss of $0.72 per ADS as a result of a 16% depreciation of the Mexican peso in the period.
•Net cash provided by operating activities of $1.4 billion including a working capital decrease of $628.1 million.
•Free cash flow7 of $1.0 billion after capital expenditures of $439.6 million.

Ternium’s steel shipments in the first nine months of 2020 were 8.3 million tons, down 1.3 million tons compared to the same period in 2019 reflecting lower activity in the context of the COVID-19 outbreak.

Shipments in the first nine months of 2020 decreased 10% in Mexico, 13% in the Southern Region and 19% in the Other Markets region.

EBITDA per ton decreased $26 year-over-year to $106, mainly reflecting lower steel prices, partially offset by lower cost per ton, which decreased due to lower purchased slab, raw material and energy costs and the positive impact on costs of weak local currencies vis-a-vis the U.S. dollar, partially offset by the negative impact on costs of lower mill utilization rates.

The company’s net earnings in the first nine months of 2020 were $197.2 million, including a $77.8 million net financial result gain, mainly reflecting the Mexican peso and Brazilian real depreciation of 16% and 29%, respectively, against the U.S. dollar in the first nine months of 2020, and a $141.2 million non-cash deferred tax loss in connection with the depreciation of the Mexican peso in the period.

COVID-19 Update

During the third quarter of 2020, the pandemic’s impact on steel demand in the Americas lessened significantly, allowing all of Ternium’s industrial facilities to return to normal production rates. In addition, Ternium restarted several of its capital expenditure projects, including the continued construction of a new hot-rolling mill at the company’s industrial center in Pesquería, Mexico and the final commissioning of a greenfield rebar facility in Colombia.

Though shipment levels in all of Ternium's markets are currently strong, uncertainty persists about the future course of the COVID-19 pandemic and related countermeasures in markets around the world.

Outlook

Ternium expects EBITDA in the fourth quarter of 2020 to increase compared to EBITDA in the third quarter of 2020, due to higher shipments and realized steel prices in its key markets.

In Mexico, the company anticipates steel volumes returning to pre-pandemic levels in the fourth quarter of 2020, as well as a continued recovery of shipments to the automotive, household appliances and HVAC industries driven by solid end-user demand in the U.S. market. Shipments to the construction market are also expected to sequentially improve, with steady demand from small construction and various governmental infrastructure projects.

In the Southern Region, following record-low shipments in the second quarter of 2020, volumes increased by 59% in the third quarter of 2020. Specifically in Argentina, this recovery was supported by advances in durable goods purchases and a buildup in building materials in the private construction sector. If this market dynamic persists throughout the rest of the year, it could support an additional sequential shipment increase in the Argentine market.

Ternium expects slab shipments from its facility in Brazil to remain stable in the fourth quarter of 2020 compared to levels in the third quarter, with a continued increase in domestic sales substituting exports to third parties, reflecting a faster than expected recovery in Brazilian domestic steel consumption.

Analysis of Third Quarter of 2020 Results

Net sales in the third quarter of 2020 were $2.1 billion, 13% lower than net sales in the third quarter of 2019. The following table outlines Ternium’s consolidated net sales for the third quarter of 2020 and the third quarter of 2019:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	3Q2020	3Q2019	Dif.	3Q2020	3Q2019	Dif.	3Q2020	3Q2019	Dif.
Mexico	1,065.7	1,334.9	-20%	1,445	1,629	-11%	737	820	-10%
Southern Region	495.6	435.9	14%	547	504	9%	906	865	5%
Other Markets	508.0	595.1	-15%	853	924	-8%	596	644	-7%

Total steel products	2,069.4	2,365.8	-13%	2,845	3,057	-7%	727	774	-6%
Other products*	45.6	83.9	-46%

Steel segment	2,114.9	2,449.7	-14%

Mining segment	91.3	111.7	-18%	869	904	-4%	105	124	-15%

Intersegment eliminations	(67.6)	(111.7)

Net sales	2,138.6	2,449.7	-13%
* The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $1.8 billion in the third quarter of 2020, a decrease of $259.8 million compared to the third quarter of 2019. This was principally due to a $215.8 million, or 14%, decrease in raw material and consumables used, reflecting a 7% decrease in steel shipment volumes and lower purchased slabs, raw material and energy costs; and to a $44.0 million decrease in other costs, mainly including a $21.1 million decrease in labor costs, a $13.6 million decrease in services and fees and a $10.9 decrease in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in the third quarter of 2020 were $183.1 million, or 9% of net sales, a decrease of $28.8 million compared to SG&A expenses in the third quarter of 2019 mainly due to a $9.6 million decrease in amortization of intangible assets, an $8.3 million decrease in labor costs, a $7.9 million decrease in services and fees and a $2.9 million decrease in offices expenses.

Operating income in the third quarter of 2020 was $201.0 million compared to operating income of $228.6 million in the third quarter of 2019 representing a steady rate of 9% of the net sales. The following table outlines Ternium’s operating income by segment for the third quarter of 2020 and third quarter of 2019:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019
Net Sales	2,114.9	2,449.7	91.3	111.7	(67.6)	(111.7)	2,138.6	2,449.7
Cost of sales	(1,762.2)	(2,065.1)	(60.2)	(61.6)	65.9	110.3	(1,756.6)	(2,016.4)
SG&A expenses	(175.4)	(208.2)	(7.7)	(3.7)	—	—	(183.1)	(211.9)
Other operating income, net	1.8	6.9	0.2	0.3	—	—	2.0	7.2
Operating income	179.2	183.3	23.5	46.7	(1.7)	(1.4)	201.0	228.6

EBITDA	318.7	330.7	36.4	58.7	(1.7)	(1.4)	353.4	388.0

Net financial results were a $13.7 million loss in the third quarter of 2020, compared to a $34.9 million loss in the third quarter of 2019.

Equity in results of non-consolidated companies was a gain of $13.2 million in the third quarter of 2020, compared to a gain of $1.9 million in the third quarter of 2019 mainly due to positive results in Ternium investment in Usiminas and Techgen.

Income tax expense in the third quarter of 2020 was $27.5 million compared to $83.6 million in the third quarter of 2019. Income tax in the third quarter of 2020 included a $24.9 million non-cash gain on deferred taxes due to the appreciation of the Mexican peso against the U.S. dollar, which reduces, in U.S. dollar terms, the tax base used to calculate deferred taxes at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Analysis of First Nine Months of 2020 Results

Net sales in the first nine months of 2020 were $6.2 billion, 22% lower than net sales in the first nine months of 2019. The following table outlines Ternium’s consolidated net sales for the first nine months of 2020 and the first nine months of 2019:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	9M2020	9M2019	Dif.	9M2020	9M2019	Dif.	9M2020	9M2019	Dif.
Mexico	3,186.1	4,129.4	-23%	4,269	4,761	-10%	746	867	-14%
Southern Region	1,129.2	1,252.6	-10%	1,270	1,454	-13%	889	862	3%
Other Markets	1,654.7	2,316.5	-29%	2,753	3,379	-19%	601	686	-12%

Total steel products	5,970.0	7,698.6	-22%	8,292	9,594	-14%	720	802	-10%
Other products*	132.3	244.2	-46%

Steel segment	6,102.3	7,942.8	-23%

Mining segment	284.8	264.3	8%	2,854	2,659	7%	100	99	0%

Intersegment eliminations	(231.3)	(264.3)

Net sales	6,155.8	7,942.8	-22%
* The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $5.2 billion in the first nine months of 2020, a decrease of $1.3 billion compared to the first nine months of 2019. This was principally due to a $1.1 billion, or 22%, decrease in raw material and consumables used, mainly reflecting a 14% decrease in steel shipment volumes and lower purchased slabs, raw material and energy costs; and to a $195.7 million decrease in other costs, mainly including a $92.4 million decrease in maintenance expenses, a $79.7 million decrease in labor costs and a $33.5 million decrease in services and fees partially compensated by $14.3 increase in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2020 were $566.1 million, or 9% of net sales, a decrease of $108.4 million compared to SG&A expenses in the first nine months of 2019 mainly due to $25.8 million decrease in labor costs, a $25.7 million decrease in amortization of intangible assets, a $21.5 million decrease in freight and transportation, a $16.8 million decrease in services and fees and a $11.5 million decrease in taxes.

Operating income in the first nine months 2020 was $402.3 million, or 7% of net sales, compared to operating income of $772.3 million, or 10% of net sales in the first nine months 2019. The following table outlines Ternium’s operating income by segment for the first nine months of 2020 and first nine months of 2019:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019
Net Sales	6,102.3	7,942.8	284.8	264.3	(231.3)	(264.3)	6,155.8	7,942.8
Cost of sales	(5,223.3)	(6,587.0)	(195.0)	(186.2)	232.5	264.1	(5,185.8)	(6,509.1)
SG&A expenses	(547.8)	(663.2)	(18.4)	(11.4)	—	—	(566.1)	(674.5)
Other operating (loss) income, net	(0.9)	13.6	(0.6)	(0.4)	—	—	(1.5)	13.2
Operating income	330.2	706.2	70.8	66.3	1.2	(0.2)	402.3	772.3

EBITDA	771.2	1,161.1	106.9	101.7	1.2	(0.2)	879.3	1,262.6

Net financial results were a $77.8 million gain in the first nine months of 2020, mainly reflecting the positive impact of the Mexican peso and Brazilian real depreciation against the U.S. dollar, of 16% and 29% respectively in the period, on a net short local currency position at Ternium's Mexican and Brazilian subsidiaries. In the first nine months of 2019, net financial results were a loss of $68.9 million.

Equity in results of non-consolidated companies was a loss of $0.4 million in the first nine months of 2020, compared to a gain of $37.1 million in the same period in 2019 mainly due to negative results in Usiminas investment.

Income tax expense in the first nine months of 2020 was $282.5 million compared to $200.4 million in the first nine months of 2019. Income tax in the first nine months of 2020 included a $141.2 million non-cash loss on deferred taxes due to the significant depreciation of the Mexican peso against the U.S. dollar, which changes, in U.S. dollar terms, the tax base used to calculate deferred taxes at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2020 was $1.4 billion. Working capital decreased by $628.1 million in the first nine months of 2020 as a result of a $491.0 million decrease in inventories and an aggregate $142.1 million decrease in trade and other receivables, partially offset by an aggregate $4.9 million net decrease in accounts payable and other liabilities. The inventory value decrease in the first nine months of 2020 was due to a $259.6 million lower steel volume, a $134.1 million inventory value decrease in raw materials, supplies and other, and a $97.3 million lower cost of steel.

Capital expenditures in the first nine months of 2020 were $439.6 million, $305.3 million lower than in the first nine months of 2019 as Ternium has slowed or postponed several projects across its facilities, including its new hot-rolling mill in the company’s Pesquería industrial center in Mexico. The main investments carried out during the first nine months of 2020 included those made for the new hot-rolling mill, the capacity expansion of the pulverized coal injection system in the company's Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

In the first nine months of 2020, Ternium's free cash flow reached $1.0 billion and net repayment of borrowings were $313.9 million. As of September 30, 2020, Ternium had a net debt position of $562.4 million.

Net cash provided by operating activities in the third quarter of 2020 was $460.0 million. Working capital decreased by $140.6 million in the third quarter 2020 as a result of a $136.6 million decrease in inventories and an aggregate $77.3 million net increase in accounts payable and other liabilities, partially offset by an aggregate $73.4 million increase in trade and other receivables. The inventory value decrease in the third quarter of 2020 was due to a $58.8 million lower cost of steel, a $58.0 million lower steel volume and a $19.7 million inventory value decrease in raw materials, supplies and other. In the third quarter of 2020, Ternium's free cash flow was $388.8 million and net repayment of borrowings were $214.5 million.

Conference Call and Webcast

Ternium will host a conference call on November 4, 2020, at 11:00 a.m. ET in which management will discuss third quarter and first nine months of 2020 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

1 EBITDA in the third quarter 2020 equals operating income of $201.0 million adjusted to exclude depreciation and amortization of $152.4 million.
2 Consolidated EBITDA divided by steel shipments.

3 American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.
4 Free cash flow in the third quarter 2020 equals net cash provided by operating activities of $460.0 million less capital expenditures of $71.1 million.
5 Net debt position at September 30, 2020 equals borrowings of $1.9 billion less cash and cash equivalents plus other investments of $1.3 billion (of which $0.3 billion are held by Ternium's Argentine subsidiary).
6 EBITDA in the first nine months of 2020 equals operating income of $402.3 million adjusted to exclude depreciation and amortization of $477.1 million.
7 Free cash flow in the first nine months of 2020 equals net cash provided by operating activities of $1.4 billion less capital expenditures of $439.6 million.

Consolidated Income Statement

$ million	3Q2020	3Q2019	9M2020	9M2019
	(Unaudited)		(Unaudited)
Net sales	2,138.6	2,449.7	6,155.8	7,942.8
Cost of sales	(1,756.6)	(2,016.4)	(5,185.8)	(6,509.1)
Gross profit	382.1	433.3	969.9	1,433.7
Selling, general and administrative expenses	(183.1)	(211.9)	(566.1)	(674.5)
Other operating income (expense), net	2.0	7.2	(1.5)	13.2
Operating income	201.0	228.6	402.3	772.3

Finance expense	(9.0)	(25.6)	(38.9)	(66.8)
Finance income	15.9	9.0	30.9	21.4
Other financial (expenses) income, net	(20.6)	(18.3)	85.8	(23.5)
Equity in earnings (losses) of non-consolidated companies	13.2	1.9	(0.4)	37.1
Profit before income tax expense	200.5	195.6	479.7	740.5
Income tax expense	(27.5)	(83.6)	(282.5)	(200.4)
Profit for the period	173.0	111.9	197.2	540.1

Attributable to:
Owners of the parent	145.6	95.3	178.1	493.8
Non-controlling interest	27.4	16.6	19.2	46.3
Profit for the period	173.0	111.9	197.2	540.1

Consolidated Statement of Financial Position

$ million	September 30, 2020	December 31, 2019
	(Unaudited)
Property, plant and equipment, net	6,525.8	6,539.6
Intangible assets, net	908.3	943.8
Investments in non-consolidated companies	393.5	513.6
Deferred tax assets	126.8	163.5
Receivables, net	267.8	592.6
Trade receivables, net	0.1	0.9
Other investments	2.9	3.3
Total non-current assets	8,225.2	8,757.3

Receivables, net	217.0	334.7
Derivative financial instruments	1.5	1.2
Inventories, net	1,667.3	2,158.3
Trade receivables, net	776.3	949.7
Other investments	623.2	212.3
Cash and cash equivalents	680.7	520.0
Total current assets	3,965.9	4,176.1

Non-current assets classified as held for sale	1.9	2.1

Total assets	12,193.0	12,935.5

Capital and reserves attributable to the owners of the parent	6,686.1	6,611.7
Non-controlling interest	1,091.0	1,103.2

Total Equity	7,777.1	7,714.9

Provisions	256.4	613.4
Deferred tax liabilities	469.2	403.3
Other liabilities	447.4	507.6
Trade payables	1.0	1.2
Derivative financial instruments	0.5	—
Lease liabilities	257.6	298.2
Borrowings	1,457.4	1,628.9
Total non-current liabilities	2,889.6	3,452.5

Current income tax liabilities	36.2	47.1
Other liabilities	215.6	240.9
Trade payables	824.6	876.8
Derivative financial instruments	0.1	3.0
Lease liabilities	41.2	40.5
Borrowings	408.8	559.8
Total current liabilities	1,526.4	1,768.1

Total liabilities	4,416.0	5,220.7

Total equity and liabilities	12,193.0	12,935.5

Consolidated Statement of Cash Flows

$ million	3Q2020	3Q2019	9M2020	9M2019
	(Unaudited)		(Unaudited)

Profit for the period	173.0	111.9	197.2	540.1

Adjustments for:
Depreciation and amortization	152.4	159.4	477.1	490.3
Equity in (earnings) losses of non-consolidated companies	(13.2)	(1.9)	0.4	(37.1)
Changes in provisions	—	0.4	(0.3)	(2.3)
Net foreign exchange results and others	58.8	20.3	(28.1)	29.6
Interest accruals less payments	0.8	(1.5)	4.6	3.0
Income tax accruals less payments	(52.4)	14.8	127.4	(187.6)
Changes in working capital	140.6	202.7	628.1	418.7

Net cash provided by operating activities	460.0	506.2	1,406.4	1,254.7

Capital expenditures	(71.1)	(255.9)	(439.6)	(744.8)
Proceeds from the sale of property, plant & equipment	0.1	—	0.4	0.5
Acquisition of non-controlling interest	(2.8)	(4.2)	(14.1)	(4.2)
Loans to non-consolidated companies	—	—	—	24.5
Decrease (increase) in other Investments	84.3	(184.4)	(410.5)	(166.5)

Net cash provided by (used in) investing activities	10.5	(444.4)	(863.9)	(890.5)

Dividends paid in cash to company's shareholders	—	—	—	(235.6)
Dividends paid in cash to non-controlling interest	—	—	—	(28.5)
Finance Lease Payments	(10.1)	(9.0)	(30.4)	(28.6)
Proceeds from borrowings	24.8	263.6	244.3	1,133.0
Repayments of borrowings	(239.4)	(448.2)	(558.2)	(802.0)

Net cash (used in) provided by financing activities	(224.6)	(193.6)	(344.3)	38.2

Increase (decrease) in cash and cash equivalents	245.8	(131.9)	198.2	402.4

	Shipments
Thousand tons	3Q2020	3Q2019	2Q2020	9M2020	9M2019

Mexico	1,445	1,629	1,175	4,269	4,761
Southern Region	547	504	344	1,270	1,454
Other Markets	853	924	931	2,753	3,379
Total steel segment	2,845	3,057	2,449	8,292	9,594

Total mining segment	869	904	991	2,854	2,659

	Revenue / ton
$/ton	3Q2020	3Q2019	2Q2020	9M2020	9M2019

Mexico	737	820	725	746	867
Southern Region	906	865	852	889	862
Other Markets	596	644	587	601	686
Total steel segment	727	774	690	720	802

Total mining segment	105	124	100	100	99

	Net Sales
$ million	3Q2020	3Q2019	2Q2020	9M2020	9M2019

Mexico	1,065.7	1,334.9	851.5	3,186.1	4,129.4
Southern Region	495.6	435.9	292.8	1,129.2	1,252.6
Other Markets	508.0	595.1	546.4	1,654.7	2,316.5
Total steel products	2,069.4	2,365.8	1,690.7	5,970.0	7,698.6
Other products[1]	45.6	83.9	42.5	132.3	244.2
Total steel segment	2,114.9	2,449.7	1,733.2	6,102.3	7,942.8

Total mining segment	91.3	111.7	98.7	284.8	264.3

Total steel and mining segments	2,206.2	2,561.4	1,831.9	6,387.1	8,207.1

Intersegment eliminations	(67.6)	(111.7)	(86.1)	(231.3)	(264.3)

Total net sales	2,138.6	2,449.7	1,745.8	6,155.8	7,942.8
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.